

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 23, 2016

<u>Via E-Mail</u>
Michael M. Ludwig
Chief Financial Officer
FormFactor, Inc.
7005 Southfront Road
Livermore, CA 94551

> **Re:** **FormFactor, Inc.**
> **Form 10-K for the Fiscal Year Ended December 26, 2015**
> **Filed March 4, 2016**
> **File No. 0-50307**

Dear Mr. Ludwig:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. According to your website, you conduct business in the Middle East. Syria and Sudan, countries that can be included in references to the Middle East, are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Raviraj Technologies' website lists technical specifications for its products that include the FormFactor Mini-iTX, and it lists Syria and Sudan as countries the company serves. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. For instance, in the 10-K you identify Samsung as a major client. Samsung's website and recent news articles report that Samsung sells products in Syria and Sudan. Please clarify whether Samsung uses technical information or technology from your products in its business with Syria or Sudan. You should describe any products, components,

    technology, technical information or services you have provided, directly or indirectly to Syria and Sudan, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3. Please tell us whether any contacts with Syria and Sudan you discuss in response to the comments above involve dual use products or components.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

                        Sincerely,

                        /s/ Cecilia Blye

                        Cecilia Blye, Chief
                        Office of Global Security Risk

cc: Jason Cohen, Vice President and General Counsel
      FormFactor, Inc.

      Amanda Ravitz
      Assistant Director